05012656

Virgin Mobile
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

Telephone: 01225 895555
Facsimile: 01225 895889

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
United States of America

SEC file number: 82-34908

4th November 2005

SUPPL

RECEIVED NOV 16 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 185

Dear Sir/Madam,

Virgin Mobile Holdings (UK) plc
Furnishing of Material Pursuant to Rule 12g3-2(b)(1) Securities Act of 1934

Virgin Mobile Holdings (UK) plc (the "Company") is furnishing the enclosed material, which it has made public pursuant to the laws of England and Wales, filed with the UK Listing Authority or the London Stock Exchange or distributed to its security holders, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Commission file number 82-34908. The material enclosed herewith is being furnished under subparagraph (b)(1) of Rule 12g3-2 with the understanding that such material will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Philip Auld
Solicitor & Deputy Company Secretary
Virgin Mobile Holdings (UK) plc

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Virgin Mobile Pay Monthly Contract... tariffs for BIG TALKERS

Tariffs	Pay Monthly 60		Pay Monthly 100		Pay Monthly 200		Pay Monthly 400	
Monthly Charge	£20.00	£18.00	£24.00	£22.00	£32.00	£30.00	£44.00	£40.00
Inclusive any minutes	60		100		200		400	
Contract Length (months)	12	18	12	18	12	18	12	18
Itemised Billing	FREE							
Out of bundle rates (Flex Tariff)	15p/5p VM to VM & landline, 35p other mobile, 10p texts to other mobile, 3p text to VM mobiles.							
Voicemail	FREE							
Monthly rollover	YES							
Default monthly charge at the end of the contract term	£10.00		£14.00		£24.00		£36.00	
Customer saving with reduced monthly charge	50%	44%	42%	36%	25%	20%	18%	9%

Virgin Mobile Pay Monthly Contract...tariffs for Big Texters

Tariffs	Pay Monthly 100 + 200		Pay Monthly 200 + 400	
Inclusive any minutes	100		200	
Inclusive any texts	200		400	
Contract length (months)	12	18	12	18
Itemised Billing	FREE			
Out of bundle rates (Flex tariff)	15p/5p VM to VM & landline, 35p other mobile, 10p texts to other mobile, 3p text to VM mobiles.			

Voicemail	FREE			
Monthly rollover	YES			
Default monthly charge at the end of the contract term		£24.00		£36.00
Customer saving with reduced monthly charge	25%	20%	18%	9%

This information is provided by RNS
The company news service from the London Stock Exchange

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